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Exhibit 99.1

Centerpulse Ltd Andreasstrasse 15 CH-8050 Zurich
NEWS NEWS NEWS NEWS	Tel +41 (0) 1 306 96 96
Fax +41 (0) 1 306 96 97
Media Release	www.centerpulse.com
November 8, 2002

Positive development carries into third quarter—strong growth in U.S. orthopedics business

        Zurich, November 8, 2002—Centerpulse, the Swiss-based medical device group, maintained positive business momentum during the third quarter. Net cash flow continued to sustain growth and reached CHF 73 million. Sales increased 13.5% when adjusted for currency effects, and 3.4% in nominal terms, to CHF 331.9 million. Operating income (EBIT) for the quarter was CHF 30.7 million, up 51.5% when adjusted for currencies, and 36.6% nominally. Significant milestones were also achieved in the third quarter as the company secured financing for its settlement of U.S. hip and knee litigation and regained significant market share in the U.S. orthopedics sector.

        The Orthopedics Division achieved currency-adjusted growth of 19.0%, or 10.4% in nominal terms. Business in North America contributed substantially to this positive development, subsequent to the downturn experienced last year, advancing 28.5% in local currency—a figure almost double that of the market growth rate—and 12.2% nominally. The Spine-Tech Division posted currency adjusted growth of 1.0%. In nominal terms this represents a decline of 11.2%. The planned introduction of several new products gives the company a great deal of confidence that growth can be accelerated. The Dental Division produced currency adjusted growth of 18.5%, or 4.7% in nominal terms. In all Divisions, results were subject to unfavorable currency effects.

Nine-month results from January-September 2002

        Over the first nine months of 2002, consolidated sales amounted to CHF 1098.3 million. This represents a nominal increase of 5.2% over the same period in 2001. Adjusted for currencies, the figure was 11.5% higher. Operating income before exceptional items (EBIT) is CHF 145.7 million, 28.5% higher than the period one year ago in nominal terms and 35.0% higher when adjusted for currencies. Net income for the period is CHF 117.5 million (CHF -587.4 in 2001).

        The company's strategic realignment is proceeding as planned. The realignment focuses on the core orthopedics, spine and dental segments and calls for the divestment of the cardiovascular businesses. The sale of the Group's IntraTherapeutics Inc. and Vascutek Ltd. companies were announced in September and October respectively. The sales process for Centerpulse's heart valve companies continues and should be completed by the end of this or early in 2003.

        Hip and knee implant litigation in the U.S was also concluded. In the quarter under report the company arranged for financing of the class action Settlement Agreement. In the meantime Centerpulse has paid the USD 725 million that it agreed to contribute to the settlement. Individual settlements were also agreed with all patients who had undergone revision surgery and decided against taking part in the class settlement.

        This allows Centerpulse to once again devote all its energies to its current business activities.

Overview of key figures

	July-Sept. 2002 (CHF million)	July-Sept. 2001 (CHF million)	Change (CHF)	Change (local currency)
Sales	331.9	312.1	+3.4%	+13.5%
EBITDA*	64.8	60.5	+7.1%	+17.5%
Operating result**	30.7	22.5	+36.6%	+51.5%
Net income	22.7	20.7	+9.8%	+3.0%

*
Operating income before interest, taxes, depreciation, goodwill amortization and exceptional items

**
Excluding exceptional items

Overview of Sales by Division

	July-Sept. 2002 (CHF million)	July-Sept. 2001 (CHF million)	Change (CHF)	Change (local currency)
Orthopedics	205.3	185.9	+10.4%	+19.0%
Spine-Tech	38.9	43.8	-11.2%	+1.0%
Dental	28.9	27.6	+4.7%	+18.5%
Cardiac***	35.3	41.8	-15.6%	-4.5%
Vascular***	23.7	22.1	+7.2%	+17.0%

***
These Divisions stand for sale or already have been sold.

        Centerpulse's subsidiary companies develop, produce, and distribute medical implants and biological materials for cardiovascular and orthopedic markets worldwide. As part of the company's efforts to refocus strategic emphasis on the core sectors of orthopedic, spine and dental implants, current efforts to divest the cardiovascular business continue to be pursued.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

        This report may contain forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

Media Inquiries: Centerpulse Corporate Communications Beatrice Tschanz Phone +41 (0)1 306 96 46 Fax +41 (0)1 306 96 51 Mobile +41 (0)79 407 08 78 E-mail: press-relations@centerpulse.com	Erwin Schaerer Phone +41 (0)1 306 96 53 Mobile +41 (0)79 407 12 25 E-mail: press-relations@centerpulse.com
Investor Relations: Suha Demokan Phone +41(0)1 306 98 25 Fax +41(0)1 306 98 31 Mobile +41 (0)79 430 81 46 E-mail: investor-relations@centerpulse.com	Marc Ostermann Phone +41 (0)1 306 98 24 E-mail: investor-relations@centerpulse.com

        (Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

Centerpulse news releases are available on the internet at: www.centerpulse.com

The 3rd quarter report 2002 is available on the internet at: www.centerpulse.com
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  Exhibit 99.1